April 30, 2009

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bassett Furniture Industries, Inc.
Form 10-K for Fiscal Year Ended November 29, 2008
File No. 000-00209

Dear Mr. O’Brien:

We have received your letter dated March 18, 2009 providing comments on our Form 10-K. We appreciate your comments and accept them as an opportunity to further enhance our disclosures and improve the information we provide to the readers of our financial statements.

In connection with responding to your comments, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your comments has been repeated below (in bold type) with our response directly after it.

FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 29, 2008

(All response amounts in thousands)

Item 1. Business, page 2

1.	In future filings, if you elect to satisfy the requirements of Items 101(b) or 101(d) of Regulation S-K by including the required information in a footnote to your financial statements, please include in the “Business” section a cross reference to the relevant footnote.

Response:

In future filings, should we elect to satisfy the segment disclosure requirements of 101(b) or the geographic disclosure requirements of 101(d) of Regulation S-K by including the required information in a footnote to our financial statements, we will include in the “Business” section a cross reference to the relevant footnote.

Item 1A. Risk Factors, page 6

2.	In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Response:

In future filings, we will refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that we do not currently deem material or of which we are currently unaware.

3.	We note your risk factor disclosure on page 6 concerning the possible impacts of capital and credit market disruptions on you and your customers, licensees, and consumers. We further note the disclosure in the “Management’s Discussion and Analysis” section of your annual report and your current report on Form 8-K filed on February 11, 2009 concerning your receipt of a waiver from your lender for your net worth covenant violation that occurred at the end of the fourth quarter of fiscal year 2008, as well as the reduction of your net worth covenant requirements for 2009 and 2010. In future filings, please address in your risk factor disclosure any material risks associated with your existing credit facilities, your continued ability to borrow under those facilities or to obtain replacement facilities and your liquidity generally.

Response:

Please refer to the following excerpt from of our Form 10-Q for the period ended February 28, 2009 filed on April 9, 2009:

Part II Item 1A Page 23

We may be unable to comply with financial covenants under our revolving credit facility.

Our revolving credit facility contains certain financial covenants, including one that requires a minimum level of net worth as of quarterly testing dates. We were not in compliance with this net worth covenant at the end of fiscal 2008 and we sought and obtained from our lender a waiver of that violation. Although we are currently in compliance with the net worth covenant, if we incur continued operating losses and/or decreases in the market value of our investments, we may be in violation of this covenant at the end of the current or future fiscal quarters. Failure to be in compliance with this or other covenants under the facility would constitute a default and entitle the lender to accelerate repayment under the facility. We are currently in negotiations with the lender to amend the net worth covenant, however, there can be no assurance that an amendment or waiver will be received or that they will be offered on commercially reasonable terms that are not detrimental to the Company. Although we currently have enough liquidity to repay the borrowings under the facility, the same factors that could cause us to be in violation of the net worth or other covenants may also reduce our other sources of liquidity below that necessary for such repayment. Any requirement to repay the borrowings under our revolving credit facility, even if we were able to do so, would materially and adversely affect our liquidity. If such a situation should occur, we would explore other liquidity alternatives such as negotiating with another bank or banking group for a new facility, sale of our interest in IHFC, sale of existing investment real estate or mortgaging other investment real estate; however, there is no assurance that we would be successful in pursuing these alternatives or that they could provide sufficient liquidity on a timely basis.

Item 5. Market for Registrant’s Common Equity and Related stockholder Matters and Issuer Purchases of Equity Securities, page 13

4.	In future filings, please disclose by footnote the effective date of the board’s action to suspend the repurchase plan, as well as the anticipated duration of the period of suspension.

Response:

We note that in our 10-Q for the period ended February 28, 2009, we no longer disclose that the stock repurchase plan is suspended. Due to a significant drop in our share price subsequent to the filing of our Form 10-K on February 13, 2009, it was determined that it was in the best interest of the Company to resume the repurchase program. Consequently, an additional 60,900 shares were repurchased during the second half of February. Should the repurchase plan be suspended in the future, we will provide the disclosures noted above.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies, page 16

5.

We note your disclosure of your critical accounting policies. Please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Given the current economic conditions and the impact it has on your stock price, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules.interp/33-8350.htm. In your response to this letter, please provide a detailed description of the proposed future disclosure.

Response:

Our proposed future disclosure is detailed below. Please note that underlined portions are the proposed additions to our critical accounting policies.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. We use our best judgment in valuing these estimates and may, as warranted, solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect our consolidated financial statements.

Consolidation—The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and its majority-owned subsidiaries for whom we have operating control. We also consolidate variable interest entities for which we are the primary beneficiary.

Allowance for Accounts and Notes Receivable—We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our accounts receivable reserves were $11,634 and $7,661 at November 29, 2008 and November 24, 2007, respectively, representing 24.6% and 16.6% of our gross accounts receivable balances at those dates, respectively. Our notes receivable reserves were $3,250 and $1,700 as of November 29, 2008 and November 24, 2007, respectively, representing 16.8% and 12.0% of our gross notes receivable balances on those dates, respectively.

The allowance for doubtful accounts is based on a review of specifically identified accounts and notes receivable in addition to an overall aging analysis. We evaluate the collectibility of our receivables from our licensees and other customers on a quarterly basis based on factors such as their financial condition, our collateral position, potential future plans with licensees and other similar factors. Our allowance for doubtful accounts represents our best estimate of potential losses on our accounts and notes receivables and is adjusted accordingly based on historical experience, current developments and present economic conditions and trends. In the current economic environment, our historical experience with customers carries less weight than in previous years. The timeliness of a licensee’s or customer’s ability to pay us can deteriorate at a much faster pace than in previous years. As such, despite our best efforts, the ultimate precision with respect to our allowance for doubtful accounts is likely to be less when compared to previous periods. Although actual losses have not differed materially from our previous estimates, future losses could differ from our current estimates. Unforeseen events such as a licensee or customer bankruptcy filing could have a material impact on our results of operations. While we are cognizant of the dynamic economic environment, we have not made any significant changes to the methodology used in determining our accounts and notes receivable loss reserves during the past three years.

Inventories—Inventories are stated at the lower of cost or market. Cost is determined for both domestic wholesale and retail furniture inventories using the last-in, first-out method (LIFO). Our LIFO reserves totaled $7,393 and $7,409 at November 29, 2008 and November 24, 2007, respectively. The cost of imported wholesale and retail inventories is determined on a first-in, first-out basis. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account planned future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. Our reserves for excess quantities and obsolete items totaled $3,194 and $4,103 at November 29, 2008 and November 24, 2007, respectively. Our estimates and assumptions have been reasonably accurate in the past. We have not made any significant changes to our methodology for determining inventory reserves for the last three years and do not anticipate that our methodology is reasonably likely to change in the future. A plus or minus 10% change in our inventory reserves would not have been material to our financial statements for the last three years.

Valuation Allowances on Deferred Tax Assets—In accordance with SFAS No. 109 “Accounting for Income Taxes” (SFAS No. 109), we evaluate our deferred income tax assets quarterly to determine if valuation allowances are required or should be adjusted. SFAS No. 109 requires that companies assess whether valuation allowances should be established against their deferred tax assets based on consideration of all available evidence, both positive and negative, using a “more likely than not” standard. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. In making such judgments, significant weight is given to evidence that can be objectively verified. We have made no significant changes to our methodology for determining the need for valuation allowances for our deferred tax assets for the past three years. These valuation allowances were $24,430 and $1,047 at November 29, 2008 and November 24, 2007, respectively, on deferred tax assets totaling $25,350 and $18,781 at those dates, respectively. Please see Note 8 to the consolidated financial statements for a discussion of the significant increase in our valuation allowance over the prior year.

Investments —Investments are marked to market and recorded at their fair value. We account for the Alternative Asset Fund by marking it to market value each month based on the net asset values provided by the general partner, adjusted for estimated liquidity discounts. Unrealized holding gains and losses, net of the related income tax effect, on available for sale securities are excluded from income and are reported as other comprehensive income in stockholders’ equity. Realized gains and losses from securities classified as available for sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold. We also review our available for sale securities to determine whether a decline in fair value of a security below the cost basis is other than temporary. Should the decline be considered other than temporary, we write down the cost of the security and include the loss in current earnings. In determining whether a decline is other than temporary, we consider such factors as the significance of the decline as compared to the cost basis, the current state of the financial markets and the economy, the length of time for which there has been an unrealized loss and the relevant information regarding the operations of the investee. We recorded $3,296 in losses for other than temporary declines in the market value of our securities in 2008. Losses recorded in 2007 and 2006 were immaterial. Future losses may vary based on a variety of factors which are beyond our control, including financial market conditions and the extent to which individual securities are sold.

Goodwill—As specified in Statement of Financial Accounting Standards (SFAS) No. 141, “Accounting for Business Combinations”, goodwill represents the excess of the purchase price over the value assigned to tangible assets and liabilities and identifiable intangible assets of businesses acquired. SFAS No. 142, “Goodwill and Intangible Assets”, requires that goodwill be reviewed for impairment annually or whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Our policy is to perform the annual impairment analysis as of the beginning of our fiscal fourth quarter. SFAS No. 142 also requires that the assets and liabilities acquired and the resulting goodwill be allocated to the entity’s respective reporting units. We have identified three reporting units for our business: Wholesale, Retail and Real Estate/Investments.

The required impairment test is a two step process. The first step compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, the second step is performed whereby we must calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. This second step represents a hypothetical purchase price allocation as if we had acquired the reporting unit on that date. Our impairment methodology uses a discounted cash flow analysis requiring certain assumptions and estimates to be made regarding future profitability of the reporting unit and industry economic factors. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts. As a result of the test performed, we recorded a $3,548 impairment charge which is further detailed in Note 7 to the consolidated financial statements. We have made no significant changes to our methodology for assessing goodwill impairment for the past three years.

Impairment of Long-Lived Assets—We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Our judgment regarding the existence of circumstances that indicate potential impairment of a long-lived asset’s carrying value depends on a number of factors including operating cash flows, a decision to close or rationalize production at a manufacturing facility, the decision to close a corporate store or a decision to exit a licensee in which we have some real-estate involvement. The weight and variability of these factors change based on numerous conditions including general, regional, and industry-specific economic conditions, changing demographics around our retail locations, and competitive pressures. As such, our accounting estimates may change from period to period, which could cause us to ultimately conclude that an impairment charge is necessary, resulting in a material change to our financial statements. We have made no material changes to our impairment loss methodology during the past three fiscal years.

Revenue Recognition—Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This generally occurs upon the shipment of goods to independent dealers or, in the case of Company-owned retail stores, upon delivery to the customer. Our terms vary from 30 to 60 days. An estimate for returns and allowances has been provided in recorded sales. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us.

Staff Accounting Bulletin No. 104: Revenue Recognition (“SAB 104”) outlines the four basic criteria for recognizing revenue as follows: (1) Persuasive evidence of an arrangement exists, (2) Delivery has occurred or services have been rendered, (3) The seller’s price to the buyer is fixed or determinable, and (4) Collectibility is reasonably assured. SAB 104 further asserts that if collectibility of all or a portion of the revenue is not reasonably assured, revenue recognition should be deferred until payment is received. In our judgment, collectibility is not reasonably assured when the decision has been made to exit a dealer.

As part of our efforts to standardize wholesale pricing throughout the country, we began in July 2007 invoicing all of the store network and certain wholesale customers on a fully landed basis such that the invoice price includes the freight charge for delivery. This business change resulted in approximately $16,382 and $5,232 of additional reported revenue and selling, general, and administrative expenses for 2008 and 2007, respectively.

Loss Reserves—We have a number of other potential loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, restructuring charges, and the recoverability of deferred income tax benefits. Establishing loss reserves for these matters requires estimates and judgment with regard to maximum risk exposure and ultimate liability or realization. As a result, these estimates are often developed with the assistance of appropriate advisors, and are based on our current understanding of the underlying facts and circumstances. Because of uncertainties related to the ultimate outcomes of these issues or the possibilities of changes in the underlying facts and circumstances, additional charges related to these issues could be required in the future.

Impairment of Long-Lived Assets, page 17

6.	Further tell us and clarify in future filings, whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at November 29, 2008. Please disclose the results of those tests, to the extent they were performed and how if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management’s determination that the SFAS 144 test was not required as a result of no triggering events or because there were triggering events present and management’s estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.

Response:

We performed an impairment test on our long-lived assets at November 29, 2008, in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” We performed a calculation of undiscounted cash flows from the use and disposition of our long-lived assets. Our analysis considered sales projections, rental income from real estate properties, and the disposal values of certain assets. The projected undiscounted cash flows exceeded the carrying values of our long-lived assets, therefore the carrying values were deemed to be recoverable and no impairment charges were recorded.

In future filings, we will clarify whether an impairment test was actually performed and the results of those tests, if applicable.

Revenue Recognition, page 17.

7.	You disclose that your sales are net of returns and allowances. For each period presented, please tell us and disclose in MD&A how much you have recorded in provisions for each of the above sales incentives and how these incentives have impacted operations. Also tell us how you have considered EITF 01-09 with regard to recognition, measurement and classification of each of these provisions.

Response:

In general, we do not offer vendor rebates or provide other types of customer incentives such as co-op advertising, slotting fees or other similar programs that would be recorded as a reduction of sales in accordance EITF 01-09 Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products. Our returns and allowances generally consist of product returns, allowances in lieu of returns, and cash discounts for early payment of invoices. In total, such amounts are less than 4% of gross sales.

Liquidity and Capital Resources

8.	We note the disclosure regarding the covenants on page 26 and 51. In future filings please expand this discussion to disclose actual ratios as of the reporting date. In this regard, please disclose your maximum ratio of debt to equity and minimum level of net worth as required in your Credit Facility agreement compared to the actual ratios. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of financing options being considered in sufficient detail to allow an investor to see through the eyes of those that manage the business.

Response:

We note that the debt to equity requirement was dropped as part of our August 2008 credit facility renewal and we inadvertently left this disclosure in our Form 10-K. However, our Form 10-Q for the period ended February 28, 2009 was appropriately updated to reflect the change. Additionally, we have disclosed our minimum level of net worth and have provided what we believe to be an adequate discussion of the ramifications of a covenant violation and other financing options being considered, so that investors have sufficient information regarding these matters.

Please refer to the following excerpts from our Form 10-Q for the period ended February 28, 2009 filed on April 9, 2009:

Part 1 Item 1 Page 8 and Part 1 Item 2 Page 18:

The facility contains, among other provisions, certain defined financial requirements including a minimum level of net worth that requires us to have Tangible Net Worth, as defined in the credit agreement, of $118,000 as of the quarterly testing dates. Currently, we are in compliance with these provisions and have $120,946 in tangible net worth. During the quarter, our tangible net worth decreased by $8,644 due primarily to operating losses of $5,564 and both realized and unrealized losses associated with the Alternative Asset Fund and our marketable securities portfolio of $2,369. While our investment valuation decline, or some portion thereof, could prove to be temporary, there can be no assurance that our investment values will increase in the future. Considering the current business and market conditions, and before any sustained business recovery occurs, we believe it is probable that our tangible net worth will decline below $118,000 in 2009. In that connection, we have begun discussions with our lender to amend the current credit facility. We expect to complete these discussions during the second quarter of 2009. We currently believe that we will be successful in obtaining an amendment. However, should we be unsuccessful and are unable to meet the net worth test, the lender would have the ability to accelerate repayment under the facility. If such liquidity needs were to arise, we could also explore other liquidity options such as negotiating with another lender, sale of our interest in IHFC, sale of existing investment real estate or mortgaging other investment real estate. Should we be unsuccessful with these and all other potential options in obtaining the necessary liquidity, this could have a material adverse effect on our operations.

9.	In future filings, please discuss the status of your attempt to liquidate all of your investments in your Alternative Asset Fund and the impact of such liquidation efforts on your liquidity.

Response:

Please refer to the following excerpts from our Form 10-Q for the period ended February 28, 2009 filed on April 9, 2009:

Part 1 Footnote 12:

We have requested our general partner to attempt to liquidate all of our investments in BIAAF. During the first quarter of 2009, we received $12,900 for liquidations associated with Styx Partners, L.P. and HBK Fund, L.P. We expect to receive the remaining portion of our investment in Styx Partners, L.P. during our third quarter subject to completion of their audit. Due to the level of redemption requests, we have been informed that the remainder of the investment in HBK Fund, L.P. should be redeemed with quarterly distributions over the next two years. We also have been informed that due to the magnitude of other redemption requests on the DB Zwirn Special Opportunities Fund, L,P., it is likely that it will be three to four years before our investment is fully redeemed. We expect to receive the total stated net asset value for the HBK and Zwirn investments, subject to any further change in the net asset value due to market variations.

Part 1, Item 2:

We used $5,056 of cash in operating activities during the first quarter of 2009 primarily due to the continued difficult environment at retail resulting in lower collections on accounts receivable as well as increased cash requirements to fund the January new product rollout. These cash requirements were funded through $12,900 of investment redemptions and $2,811 in dividends from our investment in the International Home Furnishings Center. We expect to receive additional redemptions from the Alternative Asset Fund of $2,000 to $3,000 over the remainder of the year.

Part 1, Item 3:

We have requested our general partner to attempt to liquidate all of our investments in the Alternative Asset Fund. During the first quarter of 2009, we received $12,900 for liquidations associated with Styx Partners, L.P. and HBK Fund, L.P. We expect to receive the remaining portion of our investment in Styx Partners, L.P. during our third quarter subject to completion of their audit. Due to the level of redemption requests, we have been informed that the remainder of the investment in HBK Fund, L.P. should be redeemed over the next two years. We also have been informed that due to the magnitude of other redemption requests on the DB Zwirn Special Opportunities Fund, L,P., it is likely that it will be three to four years before our investment is fully redeemed. We expect to receive the total stated net asset value for the Zwirn investment, subject to any further change in the net asset value due to market variations.

We will further disclose in future filings that the decision to monetize our Alternative Asset Fund investment was not due to an immediate need for cash and that we believe that the fact that redemption periods for part of our investment will occur over several years will not prove to be problematic for the Company.

In addition, the Company issued a press release on March 19, 2009 discussing certain cost-cutting initiatives. We believe that these activities, coupled with more aggressive actions with our licensees with respect to closing or initiating corporate takeovers of stores, will allow us to generate sufficient cash flow from operations without relying on significant redemptions from our remaining Alternative Asset Fund investment. We will continue to assess disclosures around liquidity to ensure that readers understand management’s assumptions and considerations.

Item 9A. Controls and Procedures, page 62.

10.	You disclose that you incurred a significant loss during the fourth quarter 2008 which a portion of this loss related to “certain non-routine accounting estimates and other transactions, including the recording of impairments to the Company’s marketable securities portfolio and determining the appropriate valuation of its deferred income taxes.” You further discuss that the independent registered public accountants identified material adjustments to those items. Please tell us and revise in future filings, the nature of the adjustments made by your accountants and whether or not any of these charges should have been recorded in previous interim periods.

Response:

Please refer to the following excerpts from our Form 10-Q for the period ended February 28, 2009 filed on April 9, 2009:

Part 1 Item 4. Controls and Procedures:

As described in Item 9A. Controls and Procedures in our 2008 Form 10-K, our CEO (principal executive officer) and CFO (principal financial officer) concluded that our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) (“Disclosure Controls”) were not effective as of November 29, 2008, due to our management control processes being insufficient to ensure that certain non-routine accounting estimates and other transactions were accounted for correctly. Among other things, this control deficiency resulted in the need for two material adjustments being identified by our independent registered public accountants as part of the year-end audit process. One adjustment involved the recognition of losses on certain of our marketable securities where a significant portion of the decline in value of the investments was determined to be “other than temporary”. This led to the recording of a $2,900 adjustment. The other adjustment involved our reserve for doubtful accounts where management had failed to adequately anticipate the extent to which the current economic and business conditions would accelerate the deterioration in, as well as anticipated future restructurings by, some of our retail licensees. This led to our recording a $1,100 increase to this reserve. As these items arose primarily from the economic deterioration during our fourth quarter of 2008, none of these adjustments should have been recorded in prior periods.

11.	We note that your principal executive officer has signed the annual report on Form 10-K on behalf of the registrant, but he does not appear to have signed individually in his capacity as your principal executive officer. Your annual report on Form 10-K must be signed by the registrant, and individually by your principal executive officer, principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. In future filings please ensure that your filings are properly executed.

Response:

We will ensure that our future filings are properly executed, including the signature requirements as outlined in General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K.

**********

Please contact me directly at (276) 629-6614, by e-mail at mdaniel@bassettfurniture.com or via fax at (276) 627-8805 for any additional comments, clarifications or questions you may have.

Sincerely,

/s/ J. Michael Daniel
J. Michael Daniel
Corporate Controller and Interim CFO